CHINA FINANCE ONLINE REPORTS SECOND QUARTER 2006 UNAUDITED FINANCIAL RESULTS

(Beijing, China, August 15, 2006) China Finance Online Co. Limited (Nasdaq: JRJC), a leading Chinese online financial information and listed company data provider, today announced its unaudited financial results for the second quarter ended June 30, 2006:

Q2 2006 Financial Highlights

*	Net revenues of $1.47 million, down 20% year-on-year.

*	Net income of $442,000, down 56% year-on-year.

*	Non-GAAP net income (i.e. excluding the share-based compensation expenses of $225,000 due to adoption of SFAS 123R) of $667,000.

*	Basic and diluted income per ADS of each $0.02. Basic and diluted income per share is $0.00.

*	Non-GAAP basic and diluted income per ADS was $0.04 and $0.03, respectively. Non-GAAP basic and diluted income per share is $0.01.

Explanation of the Company’s non-GAAP financial measures and the related reconciliations to GAAP financial measures are included in the accompanying “Non-GAAP Measures” and the “Reconciliation to Unaudited Condensed Consolidated Statements of Operations”.

Financial Results
For the second quarter of 2006, China Finance Online reported net revenues of $1.47 million, a decrease of 20% from $1.84 million for the same period in 2005. This decrease was primarily due to a decrease in revenues generated from subscription service fees. Revenues from advertising for the quarter contributed $508,000, representing 35% of net revenues for the quarter. In this quarter the Company provided advertising services in exchange for corporate logo design services as well as IT services, and the Company recognized these transactions based on the fair value.

Gross profit for the quarter decreased to $1.16 million, a decrease of 33% from $1.73 million for the same period in 2005. Gross margin was 79% in the second quarter, compared to 94% in the same period in 2005.

Operating expenses for the second quarter totalled $1.12 million, an increase of 11% from $1.01 million reported for the same period in 2005. This increase is primarily due to an increase in product development expenses. Operating expenses for the second quarter of 2006 included $201,000 in stock-based compensation since the companies are required to recognize in their financial statements as compensation the fair value of stock-based equity instruments, such as stock options, granted to employees on the grant date.

*	General and administrative expenses for the quarter were $583,000, an increase of 25% from $469,000 for the same period in 2005. This increase is primarily due to an increase in stock-based compensation expenses as a result of adopting SFAS 123R, and to a lesser extent, the increase of professional service fees. The general and administrative expenses for the second quarter included $150,000 in stock-based compensation.

*	Sales and marketing expenses for the quarter decreased by 24% from $486,000 for the same period in 2005 to $371,000. The decrease is largely due to the completion of our online marketing campaign with many popular Chinese portals. Sales and marketing expenses for the second quarter of 2006 also included $23,000 in stock-based compensation as a result of adopting SFAS 123R.

*	Product development expenses for the quarter were $170,000, an increase of 217% from $54,000 for the same period in 2005. This increase is due to the research and development expenses on our new products and to a lesser extent, increase in stock-based compensation of $28,000 as a result of adopting SFAS 123R.

As a result of the foregoing, income from operations for the second quarter of 2006 was $39,000, compared to $722,000 for the same period in 2005 and a loss from operations of $249,000 for the previous quarter. Excluding the stock-based compensation expenses of $225,000 due to adoption of SFAS 123R, income from operations for the quarter would have been $264,000.

Net income for the second quarter of 2006 was $442,000, a decrease of 56% from $1.01 million for the same period in 2005 and an increase of 355% from $97,000 of the previous quarter. The decrease was primarily due to decrease in net revenues, the increase in cost of bandwidth, product development expense, and stock-based compensation expenses. Non-GAAP net income, which excludes the stock-based compensation expenses of $225,000 due to adoption of SFAS 123R, was $667,000.

As part of the net income for the second quarter, the Company recorded a net exchange gain of $37,000 due to the recent change in the exchange rates between U.S. dollar and RMB, and recorded an investment gain of $116,000 due to our disposal of a portion of our preference shares in Moloon International, Inc.

Net income margin for the second quarter of 2006 was 30%, compared to 55% for the same period in 2005 and 7% for the previous quarter. Non-GAAP net income margin for the second quarter of 2006 was 45%. Total income tax expense for the quarter was $7,000, compared to $101,000 for the same period in 2005 and $11,000 for the previous quarter.

Basic income per ADS was $0.02, and basic income per share was $0.00 for the second quarter of 2006. Diluted income per ADS was $0.02 and diluted income per share was $0.00 for the quarter. Non-GAAP basic and diluted income per ADS was $0.04 and $0.03. Non-GAAP basic and diluted income per share were both $0.01.

The number of new subscribers for the second quarter of 2006 was 1,877, representing a decrease of 27% from 2,567 for the same period in 2005 but an increase of 24% from 1,514 for the first quarter of 2006. Repeat subscribers for the second quarter of 2006 totalled 3,297, representing an increase of 31% from 2,515 for the same period in 2005 and largely flat from 3,283 for the last quarter.

Average subscription fee per subscriber, or ASF, for new subscribers increased by 80% to $297 for the second quarter of 2006 from $165 for the same period in 2005 and increased by 61% from $185 for the previous quarter. ASF for repeat subscribers increased by 5% to $258 for the second quarter of 2006 from $246 for the same period in 2005 and increased by 39% from $186 for the previous quarter.

Non-GAAP Measures

To supplement the unaudited consolidated financial statements presented in accordance with United States Generally Accepted Accounting Principles (“GAAP”), the Company uses non-GAAP measures of net income and net income per share, which are adjusted from results based on GAAP to exclude the compensation cost of share-based awards granted to employees under SFAS 123R, which became effective on January 1, 2006. The non-GAAP financial measures are provided to enhance the investors’ overall understanding of the Company’s current and past financial performance as well as prospects for the future. These measures should be considered in addition to results prepared and presented in accordance with U.S. GAAP, but should not be considered a substitute for or superior to U.S. GAAP results.

Reconciliations of the Company’s non-GAAP financial measures to unaudited Condensed Consolidated Statements of Operations are set forth after the “Condensed Consolidated Statements of Operations” included in this release.

The Company believes that excluding the share-based compensation expense from its non-GAAP financial measure of net income is useful for itself and investors. Excluding such expense also enables a more meaningful comparison of the Company’s current operation results to those of periods prior to the adoption of SFAS 123R and improves an investor’s understanding of the Company’s performance.

BUSINESS HIGHLIGHTS

In addition, China Finance Online and its affiliate have experienced a number of business highlights since our last earnings announcement including:

*	the acquisition of Stockstar Information Technology (Shanghai) Company Limited and a related company that operates Stockstar.com, a leading finance and securities website;

*	the acquisition of Shenzhen Genius Information Technology Co., Ltd., a financial information database provider primarily serving domestic securities and investment firms;

*	the development of service packages based on Level II quotes on the Shanghai Stock Exchange, which provide more meaningful data to Chinese investors;

*	important progress made on Value Engine, a premium subscription based offering expected to be introduced in the third quarter; and

*	the appointment of Mr. Jun (Jeff) Wang as our new Chief Financial Officer.

Acquisition of Stockstar Information Technology (Shanghai) Company Limited

China Finance Online and an affiliate entered into definitive agreements on August 15, 2006 to acquire 100% of the equity of Stockstar Information Technology (Shanghai) Company Limited and 100% of the equity of a related company that operates Stockstar.com.

Established in 1996, Stockstar.com is one of the leading websites in China that focuses on providing online financial and securities related information and services in China.

The acquisition of Stockstar will significantly solidify our position as the leading online financial and data service provider in China, and create more opportunities to expand our subscriber base.

Acquisition of Shenzhen Genius Information Technology Co., Ltd.

China Finance Online, together with an affiliate, entered into an agreement on July 3, 2006 to acquire Shenzhen Genius Information Technology Co., Ltd., a financial information database provider primarily serving domestic securities and investment firms. This acquisition is expected to strengthen our leading position in the industry and to provide future opportunities to develop database products.

Level II Quotes

On June 15, 2006, we entered into an agreement with Shanghai Stock Exchange Information Network Co., Ltd., which is associated with the Shanghai Stock Exchange (“SSE”). Under the definitive agreement, China Finance Online is certified by SSE to develop service packages based on Level II quotes, and upgrade the features and functions of our current products. The definitive agreement is contemplated to continue through April 30, 2009.

SSE through its affiliate officially published its Level II quotes on July 18. On the same day, China Finance Online activated the accounts for the first group of its Level II customers. Level II quotes give investors unique insight into a stock’s price action, which, we believe, is of great value to Chinese investors. In addition, Level II quotes provide faster and more comprehensive trading data and statistical information on market transactions.

Value Engine

During the quarter, we made significant progress on Value Engine, our new subscription-based service package. Value Engine is specially designed for investors primarily using fundamental analysis in selecting stocks or who use fundamental analysis to supplement technical analysis. This package aggregates research reports, live financial news, market commentaries, up-to-date Chinese listed companies’ financial information and database. Value Engine is currently in the stage of market testing and will be officially launched sometime in the third quarter.

Company Appointment

China Finance Online today announces the appointment of Mr. Jun (Jeff) Wang as Chief Financial Officer, effective immediately.

Mr. Wang, aged 35, joined us as the Financial Vice President on May 24, 2006. Prior to that, he was a Senior Manager in the Tax and Business Advisory Services at Deloitte.

Mr. Wang obtained his Master of Business Administration from New York University’s Leonard N. Stern School of Business, his Master of Economics in accounting from Beijing Technology and Business University and his B.A. degree from Shandong University. Mr. Wang is a Chartered Financial Analyst charterholder, and a Certified Management Accountant of the Institute of Management Accountants.

Conference Call

China Finance Online’s management team will host a conference call at 9:00PM Eastern Standard Time on August 15, 2006 (or 9:00AM on August 16, 2006 in the Beijing/HK time zone) following the announcement.

The conference call will be available on Webcast live and for replay at: http://www.chinafinanceonline.com/investor/earning_releases.asp. The call will be archived for 12 months at this website.

The dial-in details for the live conference call: U.S. toll free number +1-877-847-0047, Hong Kong toll free number +852-3006-8101 and France Toll Free Number 0800-918-066; Password for all regions: 4340.

A replay of the call will be available as soon as practicable following the live conference call and will be available for 7 days. The dial-in details for the replay: U.S. Toll Free Number +1-877-847-0047, HK Toll Free Number +852-3006-8101 and France Toll Free Number 0800-918-066, Passcode: 452767.

About China Finance Online Co. Limited

China Finance Online Co. Limited specializes in providing online financial and listed company data and information in China. Through its website, www.jrj.com, the company offers subscription-based service packages that integrate financial and listed company data and information from multiple sources with features and functions such as data and information search, retrieval, delivery, storage and analysis. These features and functions are delivered through proprietary software that is available by download.

Safe Harbor Statements

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995.

Statements that are not historical facts, including statements about our beliefs and expectations concerning (i) the ability of the acquisition of Stockstar and Genius to strengthen our position in the industry, and provide opportunities to expand our subscriber base and develop database products; (ii) the great value to be provide to Chinese stock investors from the transmission of stock’s price action by Level II quotes; and (iii) the ability of Level II quotes to provide faster and more comprehensive industrial data and statistical information on market transactions, are forward-looking statements. These statements are based on current plans, estimates and projections, and therefore you should not place undue reliance on them. Forward-looking statements involve inherent risks and uncertainties. We caution you that a number of important factors could cause actual results to differ materially from those contained in such forward-looking statements including failure of our products to gain further recognition in the marketplace, increased competition, our ability to consummate the acquisition transactions, the conditions to the completion of the acquisition transactions may not be satisfied or other regulatory approvals required for the transactions may not be obtained according to the terms expected or the anticipated schedule, the possibility that the parties may be unable to achieve all of the benefits of the business combination within the expected timeframe or at all or to successfully integrate Stockstar’s or Genius’s operations into ours, customer loss and business disruption (including difficulties in maintaining relationships with employees, customers, partners or suppliers) may be greater than expected following the transactions and the inability to retain certain key employees at Stockstar and Genius. Other potential risks and uncertainties include, but are not limited to, China Finance Online’s historical and possible future losses, limited operating history, uncertain regulatory landscape in the People’s Republic of China, fluctuations in quarterly operating results, failure to successfully compete against new and existing competitors, and China Finance Online’s reliance on relationships with Chinese stock exchanges and raw data providers. Further information regarding these and other risks is included in China Finance Online’s annual report on Form 20-F for the year ended December 31, 2005, and other filings with the Securities and Exchange Commission. China Finance Online does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

For further information please contact:

Jing Wu

China Finance Online Co. Limited

Tel: (86-10) 58325288

Email: ir@jrj.com

China Finance Online Co. Limited
CONDENSED CONSOLIDATED BALANCE SHEET
(In thousands of U.S. dollars)

	Jun. 30 2006	Dec. 31 2005
	(unaudited)	(note)
Assets
Current assets:
Cash and cash equivalents	48,557	46,168
Account receivable, net	383	145
Prepaid expenses and other current assets	978	1,132
Deferred tax assets	46	64
Total current assets	49,964	47,509
Property and equipment, net	986	512
Rental deposit	6	41
Investment in associates	13,929	15,000
Goodwill	51	51
Total assets	64,936	63,113

Liabilities and shareholders’ equity
Current liabilities:
Deferred revenue	1,889	1,859
Accrued expenses and other current liabilities	645	382
Income tax payable	39	41
Total current liabilities	2,573	2,282
Shareholders’ equity
Ordinary shares	13	13
Additional paid in capital	65,212	64,498
Treasury stock	(13,200)	(13,200)
Retained earnings	9,388	8,849
Accumulated other comprehensive income	950	671
Total shareholders’ equity	62,363	60,831
Total liabilities and shareholders’ equity	64,936	63,113

China Finance Online Co. Limited
CONDENSED CONSOLIDATED STATEMENT OF OPERATIONS
(In thousands of U.S. dollars, except share and per share data)

	Three months ended			Six months ended Jun. 30
	Jun. 30, 2006	Jun. 30, 2005	Mar. 31, 2006	2006	2005
(unaudited)		(unaudited)	(unaudited)	( unaudited )	(unaudited)
Gross revenues	$1,509	$1,875	$1,451	$2,960	$3,815
Business tax	(42)	(33)	(45)	(87)	(48)

Net revenues	1,467	1,842	1,406	2,873	3,767
Cost of revenues	(304)	(111)	(214)	(518)	(222)
(includes
share-based
compensation
expense of $24, $0,
$40, $64 and $0,
respectively)

Gross profit	1,163	1,731	1,192	2,355	3,545
Operating expenses
General and
administrative
(includes
share-based
compensation
expense of $150,
$96, $312, $462 and
$172, respectively)	(583)	(469)	(629)	(1,212)	(902)
Sales and marketing
(includes
share-based
compensation
expense of $23, $0,
$39, $62 and $3,
respectively)	(371)	(486)	(717)	(1,088)	(715)
Product development
(includes
share-based
compensation
expense of $28, $0,
$48, $76 and $1,
respectively)	(170)	(54)	(95)	(265)	(113)

Total operating expenses	(1,124)	(1,009)	(1,441)	(2,565)	(1,730)
Income from operations	39	722	(249)	(210)	1,815
Interest income	258	388	264	522	731
Other income	115	—	—	115	—
Exchange gain (net)	37	—	93	130	—

Income before income taxes	449	1,110	108	557	2,546
Income tax benefit (expenses)	(7)	(101)	(11)	(18)	(261)

Net income	$442	$1,009	$97	$539	$2,285
Income per share
Basic	$0.00	$0.01	$0.00	$0.01	$0.02
Diluted	$0.00	$0.01	$0.00	$0.01	$0.02
Income per ADS
Basic	$0.02	$0.05	$0.01	$0.03	$0.12
Diluted	$0.02	$0.05	$0.00	$0.03	$0.11
Weighted average ordinary shares
Basic	93,636,903	95,534,474	93,621,903	93,629,403	97,432,203
Diluted	104,580,684	106,128,111	102,274,750	104,573,184	108,513,904
Weighed average ADSs
Basic	18,727,381	19,106,895	18,724,381	18,725,881	19,486,441
Diluted	20,916,137	21,225,622	20,454,950	20,914,637	21,702,781

China Finance Online Co. Limited
RECONCILIATIONS TO UNAUDITED CONDENSED CONSOLIDATED STATEMENT OF OPERATIONS
(In thousands of U.S. dollars, except share and per share data)

NON-GAAP NET INCOME EXCLUDING SHARE-BASED COMPENSATION EXPENSE

	Three months ended Jun. 30, 2006
Reported		Adjustments		Adjusted
Gross revenues	$1,509	-		$1,509
Business tax	(42)	-		(42)

Net revenues	1,467	-		1,467
Cost of revenues	(304)	24	(a)	(280)

Gross profit	1,163	24		1,187
Operating expenses
General and administrative	(583)	150	(a)	(433)
Sales and marketing	(371)	23	(a)	(348)
Product development	(170)	28	(a)	(142)

Total operating expenses	(1,124)	201		(923)
Income from operations	39	225		264
Interest income	258	-		258
Other income	115	-		115
Exchange gain (net)	37	-		37

Income before income taxes	449	225		674
Income tax benefit (expenses)	(7)	-		(7)

Net income	$442	$225		$667

Income per share
Basic	$0.00			$0.01

Diluted	$0.00			$0.01

Income per ADS
Basic	$0.02			$0.04

Diluted	$0.02			$0.03

Weighted average ordinary shares
Basic	93,636,903			93,636,903
Diluted	104,580,684			104,580,684
Weighed average ADSs
Basic	18,727,381			18,727,381
Diluted	20,916,137			20,916,137

Note: the information for the year ended December 31, 2005 is derived from the audited financial statements.

(a)	To exclude the share-based compensation expense of $225,000 as measured using the fair value method under SFAS 123R.